SECURITIES AND EXCHANGE COMMISSION

450 Fifth St., NW.

Washington, D.C. 20549

(202) 942-2940

FORM 11-K

(Mark One)

___X__ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2004 or

______TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ______ to ______

Commission file number: 1-7221

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MOTOROLA, INC 401(k) PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Motorola, Inc., 1303 E. Algonquin Road, Schaumburg, IL 60169

The Annual Report contains 32 pages.
The Exhibit Index is located on Page 2 .

Financial Statements, Signatures and Exhibits

The following financial statements, signatures and exhibits are part of this report.

KPMG

KPMG LLP
Suite 1100
One Arizona Center
400 East Van Buren Street
Phoenix, AZ 85004

Report of Independent Registered Public Accounting Firm

Profit Sharing Committee
Motorola, Inc. 401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Motorola, Inc. 401(k) Profit Sharing Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Motorola, Inc. 401(k) Profit Sharing Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, Line 4(i), schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Phoenix, Arizona
June 27, 2005

MOTOROLA, INC. 401(k) PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

		2004	2003
		(In thousands)	
Assets:			
Investments at fair value:			
U.S. Government and agencies securities	$	147,082	172,416
Cash - under securities lending agreements		126,157	104,920
U.S. government securities - under securities lending agreements		16,241	40,743
Corporate bonds and debentures		178,871	206,328
Motorola, Inc. common stock		830,270	697,067
Freescale Semiconductor, Inc. common stock		89,806	—
Investments in common/collective trusts		2,475,577	1,976,716
Plan interest in master trusts		2,330,858	2,276,461
Participant loans		99,774	114,043
Total investments		6,294,636	5,588,694
Receivables:			
Rollover contributions		—	96
Employer contributions		89,689	7,153
Employee contributions		4,372	—
Pending trade sales		10,274	22,826
Interest receivable		3,472	3,681
Dividends receivable		1,928	2,021
Asset transfer in transit		—	14,320
Total receivables		109,735	50,097
Total assets		6,404,371	5,638,791
Liabilities:			
Corporate bonds and debentures - under securities lending agreements		12,724	20,031
U.S. government and agencies securities - under securities lending agreements		92,888	107,553
Common stocks - under securities lending agreements		36,786	18,079
Pending trade purchases		10,099	15,768
Other		546	774
Total liabilities		153,043	162,205
Net assets available for benefits	$	6,251,328	5,476,586

See accompanying notes to financial statements.

MOTOROLA, INC. 401(k) PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2004 and 2003

	2004	2003
	(In thousands)	
Investment income:		
Net appreciation in fair value of investments	$ 505,421	663,162
Interest	22,678	29,271
Dividends	7,804	8,325
Plan interest in investment income in master trusts	199,405	378,603
Total investment income	735,308	1,079,361
Contributions:		
Participants	282,862	263,719
Employer	171,572	88,218
Rollover	9,818	16,479
Total contributions	464,252	368,416
Deductions from net assets attributed to:		
Benefits paid to participants	424,484	435,227
Administrative and other expenses	6,900	6,715
Total deductions	431,384	441,942
Net increase before transfers	768,176	1,005,835
Transfer in of assets relating to acquisitions	6,566	17,180
Transfer out of assets relating to dispositions	—	(7,240)
Net (decrease) increase	774,742	1,015,775
Net assets available for benefits:		
Beginning of year	5,476,586	4,460,811
End of year	$ 6,251,328	5,476,586

See accompanying notes to financial statements.

(1) Description of Plan

The following description of the Motorola, Inc. 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan sponsored by Motorola, Inc. and certain subsidiaries (the Company) covering substantially all domestic employees. Employees become eligible to contribute to the Plan immediately upon employment. Participants are eligible to receive Company contributions to their account on the first of the month following their first (or a subsequent) employment anniversary, after they have completed an anniversary year in which they worked at least 1,000 hours.

Effective June 16, 2003, Hewitt Associates purchased Northern Trust Retirement Consultants (NTRC). The NTRC recordkeeping platform was changed to the Hewitt platform.

Effective October 1, 2002, the Plan was amended to convert a portion of the Plan to a stock bonus plan and nonleveraged employee stock ownership plan (ESOP). The ESOP portion of the Plan is designed to invest primarily in shares of the Company's common stock. The ESOP portion of the Plan is participant directed, which satisfies diversification requirements. Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Trustee prior to the time that such rights are to be exercised. Dividends paid on the Company's common stock are allocated to the participants account and reinvested in Company common stock.

(b) Contributions

Participants may elect to contribute up to 30% of their pre-tax compensation, up to the annual deferral limit set by the Internal Revenue Code (IRC). The annual deferral limits as set by the IRC were $13,000 and $12,000 in 2004 and 2003, respectively.

The Company makes matching contributions to participants equal to $0.50 for each dollar of participant deferrals up to 6% of pre-tax compensation, not to exceed 3% of pre-tax compensation for the period. If during the Plan year the total matching contribution made on behalf of a participant does not equal the maximum amount of matching contribution required, and the participant satisfies certain specified requirements, the Company shall within 30 days after the Plan year-end, make a lump sum contribution to the participant's account equal to the difference between the required matching contribution and the amount actually made.

The Company may also make a profit sharing contribution to the Plan. The profit sharing contribution is 7.5% of pretax worldwide earnings (as defined), reduced by a formula which compares the compensation paid by participating companies to worldwide compensation. Total matching contributions made to all participants during the year are subtracted from the profit sharing formula amount to determine the profit sharing contribution for the year. There was a $79,423,880 profit sharing contribution made for 2004. There was no profit sharing contribution made for 2003.

(Continued)

Effective January 1, 2005, the Company froze its defined benefit pension plan (Pension Plan). As a result of freezing the Pension Plan, new employees of the Company will not be eligible to participant in the Pension Plan, and will be designated as non-pension eligible. Non-pension eligible participants will receive a matching contribution equal to $1.00 for each dollar of participant deferrals up to 3%, and $0.50 for each dollar of participant deferrals between 3% and 5%. There is no change for pension-eligible participants.

(c) ***Participant Accounts***

Each participant's account is credited with the participant's elective deferrals, and allocations of Company matching and profit sharing contributions, plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(d) *Vesting*

Participants are fully vested in their elective deferrals and related earnings at all times. A participant who earns an hour of service on or after July 1, 2000 will be 100% vested in employer contributions and earnings thereon. For terminations prior to July 1, 2000, employer contributions vest as follows:

Years of service	Percentage
Before 3 years of service	50%
After 3 years of service	60%
After 4 years of service	80%
After 5 years of service	100%

Participants who terminated employment prior to July 1, 2000, but chose to leave their account balances in the Plan are subject to forfeit the unvested portion of employer contributions upon the earlier of their withdrawal from the Plan, or the five year anniversary of their employment termination. Terminated employees who have left their account balances in the Plan and are rehired by the Plan Sponsor within five years are not subject to forfeiture of their unvested employer contributions. For the years ended December 31, 2004 and 2003, all forfeiture amounts of $786,000 and $161,000, respectively, were used to offset Company contributions.

The Participants become 100% vested in their account balances upon reaching normal retirement age, total and permanent disability, death, or Plan termination.

The portion of employer contribution not vested upon termination of employment are forfeited and are used to offset Company contributions.

(e) ***Benefits***

At the option of the participant, distributions from the Plan may be made in the form of: (a) a lump-sum distribution with the option of receiving shares of Motorola stock or cash, (b) annual distributions from the Plan (available only to retiring participants) or combinations thereof. Participants hired after January 1, 1996 may not elect the Annuity or Annual Distribution options.

Partial distributions (with a minimum of $5,000) are made available to participants, with no more than one distribution in any three-month period. Participants are not required to cash out their entire benefits at age 70 (although this requirement applies to beneficiaries). Additionally, in-service withdrawals are extended to participants who have attained age 59-1/2 for pretax, post-tax, and rollover contributions. Hardship withdrawal of rollover contributions is permitted. Participants who terminate employment with the Company for any reason, and have a vested account balance of $5,000 or less will have their account balance distributed in the form of a lump-sum distribution.

Participants who have attained the age of 70-1/2 and who are an employee of the Company may withdraw all or any portion of his/her account subject to IRS minimum distribution requirements. A participant may not take more than one withdrawal in any six-month period, and the minimum withdrawal shall be $200.

Participants who are an employee of the Company and who have made a rollover transfer into the Plan may withdraw all or any portion of his/her rollover transfer amounts at any time. A participant may not take more than one withdrawal in any six-month period, and the minimum withdrawal shall be $200.

(f) Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 less their highest outstanding loan balance in the last 12 months or 50% of their vested account balance. Loan transactions are treated as a transfer to/from the investment fund to the Participant Loan Fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a reasonable interest rate commensurate with local prevailing rates as determined quarterly by the plan administrator. Interest rates are based on the prime rate (published in the Wall Street Journal) plus 0.5% unless the plan administrator determines the interest rate is not reasonable. Prior to July 16, 2003, interest rates included a 0.3% loan insurance fee. Principal and interest is paid ratably through payroll deductions. A $50 processing fee is charged for loans.

(g) Plan Termination

Although the Company has not expressed any intent to do so, it may terminate the Plan at any time. It has the right under the Plan to discontinue contributions at any time and terminate the Plan subject to the provisions of ERISA.

(Continued)

(h) Freescale Spin Off

On December 2, 2004, the Company divested its semiconductor business, Freescale Semiconductor. As part of the divestiture, all holders of Motorola, Inc. common stock received 0.11 shares of Freescale Semiconductor Class B common stock. The Plan received 53,406,660 shares of Freescale Semiconductor Class B common stock as a result of the divestiture. Participants in the Motorola common stock fund received an allocation in the Freescale Semiconductor common stock fund. The Plan does not permit any new investment into the Freescale Semiconductor common stock fund. Participants may transfer out of this fund at any time.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis and present the net assets available for benefits and changes in those net assets.

Participant contributions and the related Company matching contributions are recorded when participant contributions are deducted from their compensation.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein. Actual results could differ from those estimates.

(c) Investment Valuation and Income Recognition

Investments in common stock, corporate debt instruments and government securities are stated at fair value as determined by quoted market prices in an active market. Investments in common/collection trust funds are stated at the established fair values of the underlying assets of the funds, which have been determined based on unit values of the funds. Unit values are determined by the bank sponsoring such funds by dividing the funds' net asset at fair value by its units outstanding at the valuation dates. The fair value of the Plan's interest in the master trust is based on the beginning of year value of the Plan's interest in the trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. Loans to participants are valued at cost, which approximates fair value.

The resulting increase or decrease in investment values is recorded in net appreciation (depreciation) in fair value of investments in the statement of changes in net assets available for benefits.

The purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned on the accrual basis. Dividends are recorded on the ex-dividend date.

(d) Administrative and Other Expenses

The expenses necessary to administer the Plan are paid out of Plan assets.

(Continued)

(e) *Payment of Benefits*

Benefits are recorded when paid.

(f) *Reclassifications*

Certain 2003 amounts have been reclassified in order to conform with the 2004 financial statement presentation.

(3) Party-in-Interest

Certain Plan investments are managed by Northern Trust. Northern Trust is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

Investments in Motorola, Inc. common stock represented approximately 13% of plan net assets at December 31, 2004 and 2003.

(4) Investments

At December 31, 2004, the fair value of individual investments which exceeded 5% of net assets available for benefits are as follows (in thousands):

MFB NTGI COLTV		
Daily S&P 500 Equity Index Fund	$	1,215,770
Motorola, Inc. Common Stock		830,270
MFO Motorola		
Bond Pool		901,435
Stock Pool		1,429,423

At December 31, 2003, the fair value of individual investments which exceeded 5% of net assets available for benefits are as follows (in thousands):

MFB NTGI COLTV		
Daily S&P 500 Equity Index Fund	$	1,088,046
S&P Midcap 400 Equity Index Fund		332,981
Motorola, Inc. Common Stock		697,067
MFO Motorola		
Bond Pool		876,242
Stock Pool		1,400,219

During 2004 and 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows (in thousand):

(Continued)

For the year ended December 31, 2004:		
U.S. Government and agencies securities	$	(2,671)
Corporate bonds and debentures		(6,256)
Common stocks		261,366
Investments in common/collective trusts		252,982
Net appreciation in fair value of investments	$	505,421

For the year ended December 31, 2003:		
U.S. Government and agencies securities	$	(4,393)
Corporate bonds and debentures		(4,250)
Motorola, Inc. common stock		278,035
Investments in registered investment companies		53,601
Investments in common/collective trusts		340,169
Net appreciation in fair value of investments		663,162

(5) Securities Lending

The Plan enters into securities lending transactions with broker/dealers for which fees are paid to the Plan. The securities are required to be 100% collateralized by cash, U.S. Government securities, or irrevocable bank letters of credit. Fees earned on securities lending activity are included in interest income. Either party may terminate the lending agreement at anytime and the collateral shall be used for any failure to deliver borrowed securities. The collateral assets and the payable to the Plan for securities under lending agreements are presented in the statements of net assets available for benefits.

Fair value of securities loaned by type of investment and corresponding collateral at December 31, 2004 and 2003 were as follows (in thousands):

		Securities Under Lending Agreements	Collateralized by	
			Cash	U.S. Government Securities
December 31, 2004	$	142,398	126,157	19,207
December 31, 2003		145,663	104,920	44,353
Total securities loaned	$	288,061	231,077	63,560

(6) Interest in Master Trusts

During 2000, a master trust arrangement was established whereby certain of the Plan's investments are held in two master trust accounts at Northern Trust. The master trust accounts also include the investment assets of the Motorola, Inc. Pension Plan. Investment income and administrative expenses of the master

trust accounts are allocated to the Plan and the pension plan based on the relative market values of each plan's net assets on a daily basis.

The fair value of the investments for the master trusts and the Plan's interest in the master trusts at December 31, 2004 and 2003 is summarized as follows (in thousands):

		2004	2003
Bond Pool Investments:			
Investments at fair value:			
U.S. Government and agencies securities	$	785,942	754,852
Corporate bonds and debentures		656,031	621,687
Investments in common/collective trusts		335,135	293,369
Short-term and other investments		129,982	31,062
		1,907,090	1,700,970
Receivables:			
Pending trade sales and income receivable		12,282	11,570
Liabilities:			
Pending trade purchases and other liabilities		(144,969)	(129,387)
Net bond pool investments in master trust		1,774,403	1,583,153
Percentage allocated to the Plan – bond pool investments		50.802%	55.348%
Net Plan interest in master trust – bond pool investments		901,435	876,242
Stock Pool Investments:			
Investments at fair value:			
Common and preferred stock		2,222,413	2,979,794
Investments in common/collective trusts		1,950,344	691,831
Short-term and other investments		11,716	16,255
		4,184,473	3,687,880
Receivables:			
Pending trade sales and income receivable		33,138	17,721
Liabilities:			
Pending trade purchases and other liabilities		(28,890)	(19,301)
Net stock pool investments in master trust		4,188,721	3,686,300
Percentage allocated to the Plan – stock pool investments		34.126%	37.984%
Net Plan interest in master trust – stock pool investments		1,429,423	1,400,219
Net Plan interest in master trusts	$	2,330,858	2,276,461

(Continued)

The net investment gain of the master trust for the year ended December 31, 2004 and 2003 is summarized as follows (in thousands):

		2004	2003
U.S. Government and agencies securities	$	6,208	(7,548)
Corporate bonds and debentures		(1,391)	6,539
Corporate Stock Common		(97)	—
Investments in common/collective trusts		7,099	6,994
Short-term and other investments		708	182
		12,527	6,167
Interest and dividends		64,251	58,580
		76,778	64,747
Administrative expenses		(2,591)	(2,270)
		74,187	62,477
Weighted average percentage allocated to the Plan – bond pool investments		54.506%	56.228%
Plan interest in master trust investment gain – bond pool investments		40,436	35,130
Stock Pool Investments:			
Net appreciation (depreciation) in fair value of investments:			
Common and preferred stock		226,996	672,454
Investments in common/collective trusts		163,000	168,823
Investments in registered investment companies		(90)	—
Short-term and other investments		(772)	(830)
		389,134	840,447
Interest and dividends		46,829	51,311
		435,963	891,758
Administrative expenses		(8,891)	(9,246)
		427,072	882,512
Weighted average percentage allocated to the Plan – stock pool investments		37.223%	38.920%
Plan interest in master trust investment gain – stock pool investments		158,969	343,473
Net Plan interest in master trusts investment gain	$	199,405	378,603

(7) Federal Income Taxes

The Plan has received a favorable determination letter dated November 21, 2002 from the Internal Revenue Service regarding the Plan's Federal income tax status. The Plan qualifies under the provisions of Section 401(a) of the Internal Revenue Code (IRC) of 1986, as amended. The trust is exempt from Federal income taxes pursuant to the provisions of Section 501(a) of the Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(8) Transfer of Assets Relating to Acquisitions and Dispositions

The following net assets were transferred in to the Plan as a result of acquisitions during the Plan year ended December 31, 2004 (in thousands):

Effective date	Acquisition	Amount transferred in
January 9, 2004	Winphoria Networks	$ 1,480
September 21, 2004	Solectron	5,086
Total transferred in		$ 6,566

The following net assets were transferred in to the Plan as a result of acquisitions during the Plan year ended December 31, 2003 (in thousands):

Effective date	Acquisition	Amount transferred in
February 28, 2003	4th Pass	$ 146
December 11, 2003	C-Port	2,714
December 31, 2003	Next Level Communications	14,320
Total transferred in		$ 17,180

The following net assets were transferred out of the Plan as a result of dispositions during the Plan year ended December 31, 2003 (in thousands):

Effective date	Disposition	Amount transferred out
January 13, 2003	Motorola Employee Credit Union	$ 4,655
June 6, 2003	ACS	2,585
Total transferred out		$ 7,240

(Continued)

(9) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 (in thousands):

		Year ended December 31	
		2004	2003
Benefits paid to participants per the financial statements	$	424,484	435,227
Amounts allocated to deemed distributions		(7,644)	(8,904)
Amounts allocated to withdrawing participants at December 31, 2004 and 2003, respectively		6,402	3,038
Amounts allocated to withdrawing participants at December 31, 2003 and 2002, respectively		(3,038)	(5,972)
Benefits paid to participants per the Form 5500	$	420,204	423,389

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (in thousands):

		December 31	
		2004	2003
Net assets available for benefits per the financial statements	$	6,251,328	5,476,586
Amounts allocated to withdrawing participants at December 31, 2004 and 2003, respectively		(6,402)	(3,038)
Rounding		1	(1)
	$	6,244,927	5,473,547

The following is a reconciliation of other receivables per the financial statements to the Form 5500 (in thousands):

		December 31	
		2004	2003
Income receivable per the financial statements	$	5,400	5,702
Rollover receivable		—	96
Net pending trade sales		175	7,058
Asset transfer in transit		—	14,320
Other receivable per the Form 5500	$	5,575	27,176

(10) Subsequent Event

Effective January 1, 2005, the Plan was renamed to the Motorola 401(k) Plan.

MOTOROLA, INC. 401(k) PROFIT SHARING PLAN
EIN: 36-1115800
Plan Number: 001
December 31, 2004

Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)

(A)	(B) Identity of Issuer, Borrower, Lessor or Similar Description	(C) Description of Investment	(D) Cost	(E) Current Value
	U.S. Government Securities			
	United States - USD			
	FEDERAL HOME LN BKS SER 6T-9009 CL 1 3.84% DUE 11-25-2009/03-25-2005 REG CUSIP : 3133X9DY3	2,414,820.44	2,398,429.86	2,393,867.04
	FFCB BD DTD 01/15/2003 2.5 03-15-2006 CUSIP : 31331QRY5	1,500,000.00	1,496,670.00	1,490,121.00
	FFCB DTD 03-10-2003 2.25 09-01-2006 CUSIP : 31331QWK9	1,700,000.00	1,699,439.00	1,674,619.00
	FFCB PREASSIGN 00446 1.85 03-03-2006 CUSIP : 31331TVT5	1,305,000.00	1,308,044.05	1,287,147.60
	FHLB BD 1.875 06-15-2006 CUSIP : 31339XAZ7	0.00	0.00	0.00
	FHLB BD 2.625 10-16-2006 CUSIP : 3133X8NZ1	5,000,000.00	4,960,510.00	4,949,590.00
	FHLB TRANCHE # TR 00864 2.875 08-15-2006 CUSIP : 3133X85Z1	5,000,000.00	5,017,515.00	4,976,935.00
	FHLB TRANCHE # TR 00878 2.75 12-15-2006 CUSIP : 3133X96P0	5,500,000.00	5,461,976.50	5,448,542.00
	FHLMC DEB DTD 02/07/2003 2.375 04-15-2006 CUSIP : 3134A4SX3	0.00	0.00	0.00
	FHLMC DEB DTD 07/16/2001 5.5 07-15-2006 CUSIP : 3134A4GK4	750,000.00	828,786.00	776,142.00
	FHLMC DEB DTD 10/15/2004 2.75 10-15-2006 CUSIP : 3134A4UV4	4,500,000.00	4,478,610.00	4,464,400.50
	FHLMC DTD 01/16/2001 5.25 01-15-2006 CUSIP : 3134A4CX0	4,000,000.00	4,322,500.00	4,085,684.00
	FHLMC GOLD C00632 7 07-01-2028 CUSIP : 31292GVZ8	79,513.21	81,811.65	84,389.76
	FHLMC GOLD C00647 6.5 09-01-2028 CUSIP : 31292GWG7	128,583.37	131,175.14	135,181.75
	FHLMC GOLD G01449 7 07-01-2032 CUSIP : 31283HTE5	251,344.51	264,618.64	266,468.91
	FHLMC MULTICLASS PREASSIGN 00851 3.5 05-15-2011 CUSIP : 31394M5L0	2,731,613.46	2,765,758.63	2,734,992.47

MOTOROLA, INC. 401(k) PROFIT SHARING PLAN
EIN: 36-1115800
Plan Number: 001
December 31, 2004

Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)

(A)	(B) Identity of Issuer, Borrower, Lessor or Similar Description	(C) Description of Investment		(D) Cost	(E) Current Value
	U.S. Government Securities				
	United States - USD				
	FHLMC MULTICLASS SER 2802 CL NA 4 04-15-2020 CUSIP : 31394YNS9		2,358,022.64	2,394,866.76	2,367,355.69
	FHLMC NT 2.75 08-15-2006 CUSIP : 3134A4UB8		5,300,000.00	5,281,738.50	5,265,226.70
	FHLMC POOL #1B2567 ADJ RT 10-01-2034 CUSIP : 3128JMW52		981,125.35	998,908.26	997,501.31
	FHLMC POOL #1B-2635 4.483% 11-01-2034 BEO CUSIP : 3128JMY92		2,000,000.00	2,018,750.00	2,010,958.00
	FHLMC PRIN PMT ON 6.50 DEB 2003 2.875 12-15-2006 CUSIP : 3134A4CR3		4,000,000.00	3,979,660.00	3,971,936.00
	FHLMC REMIC MANUFACTURED HSG SER I CL 1A10.15 PASS THRU CTF DUE 4-15-2006 REG CUSIP : 31339VAA6		223.89	224.89	224.12
	FNMA 2.5 06-15-2006 REG CUSIP : 31359MVA8		0.00	0.00	0.00
	FNMA 5 01-15-2007 CUSIP : 31359MLZ4		9,000,000.00	9,341,252.25	9,303,615.00
	FNMA DTD 02/23/2001 5.5 02-15-2006 CUSIP : 31359MHB2		5,500,000.00	5,998,635.06	5,646,734.50
	FNMA NT 5.25 04-15-2007 CUSIP : 31359MMP5		1,300,000.00	1,353,569.10	1,354,516.80
	FNMA POOL #555592 5.5% 07-01-2033 BEO CUSIP : 31385XF93		2,024,373.32	2,054,422.63	2,056,927.27
	FNMA POOL #649654 7% DUE 07-01-2032 REG CUSIP : 31390LWP7		318,673.71	336,698.70	337,817.71
	FNMA POOL #666827 5.009% 11-01-2032 BEO CUSIP : 31391GYY6		1,480,012.03	1,503,599.72	1,506,482.05
	FNMA POOL #681377 5% DUE 01-01-2018 REG CUSIP : 31391Y6N2		2,559,795.01	2,648,587.91	2,603,961.71
	FNMA POOL #729204 ADJ RT DUE 10-01-2034 BEO CUSIP : 31402HDH1		1,985,127.78	1,998,775.53	2,003,388.97
	FNMA POOL #779118 4.5% DUE 06-01-2034 REG CUSIP : 31404USF8		2,168,274.34	2,079,764.68	2,097,061.71
	FNMA POOL #781569 ADJ RT DUE 11-01-2034 BEO CUSIP : 31404XJN5		982,581.42	987,494.33	989,510.58
	FNMA POOL #795021 ADJ RT DUE 10-01-2034 BEO CUSIP : 31405PG61		1,276,241.83	1,296,183.12	1,294,337.66
	FNMA PREASSIGN 00017 2.25 05-17-2006/02-17-2005 CUSIP : 3136F5AS0		2,000,000.00	1,999,687.50	1,977,132.00
	FNMA PREASSIGN 00309 2.625 11-15-2006 CUSIP : 31359MTN3		5,000,000.00	4,955,071.00	4,945,650.00
	FNMA PREASSIGN 00315 2 01-15-2006 CUSIP : 31359MTU7		1,560,000.00	1,560,573.04	1,543,958.52
	FNMA PREASSIGN 00325 2.375 02-15-2007 CUSIP : 31359MUE1		5,500,000.00	5,462,852.56	5,398,233.50
	FNMA PREASSIGN 00358 3.125 07-15-2006 CUSIP : 31359MVP5		2,000,000.00	2,015,974.00	1,999,286.00
	FNMA REMIC SER 2003-57 CL KB 4.5 12-25-2012 CUSIP : 31393CJ79		294,999.99	309,392.77	299,139.13
	FNMA REMIC TR 1993-M01 CL-A VAR RATE 04-25-2020 CUSIP : 31359DT37		9,270.12	9,779.40	9,255.68
	FNMA REMIC TR SER 1994-19 5.0 GTD MTG PASS THRU CTF DUE 01-25-2024 REG CUSIP : 31359GMH6		347,371.21	330,219.75	350,836.59
	GNMA 2003-036 REMIC TR CL C 4.25400018692 02-16-2031 CUSIP : 38373SN94		1,000,000.00	959,062.50	995,818.00
	GNMA POOL #780505 7.5% DUE 11-15-2007 REG CUSIP : 36225AR28		389,588.85	402,119.90	401,026.79

MOTOROLA, INC. 401(k) PROFIT SHARING PLAN
EIN: 36-1115800
Plan Number: 001
December 31, 2004

Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)

(A)	(B) Identity of Issuer, Borrower, Lessor or Similar Description / (C) Description of Investment		(D) Cost	(E) Current Value
	U.S. Government Securities			
	United States - USD			
	GNMA POOL #780677 8% DUE 11-15-2017 REG CUSIP : 36225AXE5	283,066.50	298,038.08	308,382.84
	UNITED STATES TREAS NTS DTD 00064 2.75% DUE 08-15-2007 REG CUSIP : 912828CR9	18,060,000.00	18,024,012.72	17,861,755.38
	UNITED STATES TREAS NTS DTD 00067 2.375%DUE 08-31-2006 REG CUSIP : 912828CU2	0.00	0.00	0.00
	US TREAS NTS 4.625 DUE 05-15-2006 REG CUSIP : 9128276X5	975,000.00	1,044,278.32	997,470.83
	US TREAS NTS BD 2.625 DUE 11-15-2006 REG CUSIP : 912828BP4	14,000,000.00	13,996,171.88	13,896,638.00
	US TREAS NTS DTD 00013 3 DUE 11-15-2007 BEO CUSIP : 912828AN0	12,175,000.00	12,090,732.00	12,099,855.90
	US TREAS NTS DTD 00047 2.25 DUE 02-15-2007 REG CUSIP : 912828BY5	1,500,000.00	1,487,695.31	1,474,570.50
	US TREAS NTS DTD 00053 3.125 DUE 04-15-2009 REG CUSIP : 912828CE8	500,000.00	499,199.22	492,422.00
	US TREAS NTS DTD 02/15/2001 5 DUE 02-15-2011 BEO CUSIP : 9128276T4	820,000.00	906,196.09	872,306.98
	US TREAS NTS DTD 02/18/2003 3 DUE 02-15-2008 REG CUSIP : 912828AT7	1,125,000.00	1,138,403.32	1,115,815.50
	US TREAS NTS DTD 05/15/2003 2.625 DUE 05-15-2008 REG CUSIP : 912828AZ3	1,500,000.00	1,466,116.07	1,466,484.00
	Total United States - USD		**148,442,551.34**	**147,081,674.95**
	Total U.S. Government Securities		**148,442,551.34**	**147,081,674.95**
	Corporate Debt Instruments - Preferred			
	United States - USD			
	1ST UN CORP NT 7.55 DUE 08-18-2005 BEO CUSIP : 337358DQ5	2,500,000.00	2,792,175.00	2,571,062.50
	ABBOTT LABS 6.4 DUE 12-01-2006 REG CUSIP : 002824AH3	2,500,000.00	2,690,111.50	2,639,962.50
	AL PWR CO AL PWR CO 2.8 DUE 12-01-2006/11-20-2003 BEO CUSIP : 010392EJ3	350,000.00	349,716.50	345,679.95
	AL PWR CO SR NT DTD 11/04/1998 5.49 DUE 11-01-2005 BEO CUSIP : 010392DL9	2,020,000.00	2,149,359.80	2,059,941.46
	ALABAMA PWR CO BD 3.5% DUE 11-15-2007/11-16-2004 BEO CUSIP : 010392EN4	600,000.00	599,832.00	597,943.80
	ALABAMA PWR CO SR NT SER BB FLTG RATE DUE 08-25-2009 REG CUSIP : 010392EM6	2,000,000.00	2,000,000.00	1,999,844.00
	ALLSTATE CORP 7.875 DUE 05-01-2005 BEO CUSIP : 020002AL5	2,600,000.00	2,903,728.65	2,641,550.60
	AMERICREDIT AUTOMOBILE RECEIVABLES TR 2003-DM A4 2.84 DUE 08-06-2010 BEO CUSIP : 03061NGV5	1,000,000.00	998,945.32	989,441.00
	AMERN EXPRESS CENTURION BK NEWARK DEL MTN DUE 07-19-2007 REG CUSIP : 02581FVT3	500,000.00	500,145.00	499,858.50
	AMERN EXPRESS CO NT 5.5 DUE 09-12-2006 BEO CUSIP : 025816AN9	250,000.00	268,955.00	258,936.00
	ASSET BACKED NT CL A-4 3.6099998951% DUE12-18-2007 BEO CUSIP : 43811NAD0	2,000,000.00	2,058,203.13	2,006,360.00
	AT&T WIRELESS SVCS INC SR NT 7.35 DUE 03-01-2006 BEO CUSIP : 00209AAD8	250,000.00	274,452.50	261,534.75

MOTOROLA, INC. 401(k) PROFIT SHARING PLAN
EIN: 36-1115800
Plan Number: 001
December 31, 2004

Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)

(A)	(B) Identity of Issuer, Borrower, Lessor or Similar Description	(C) Description of Investment	(D) Cost	(E) Current Value
	Corporate Debt Instruments - Preferred			
	United States - USD			
	BANK 1 ISSUANCE TR SER 2002-A2 CLASS-A2 4.15999984741 DUE 01-15-2008 BEO CUSIP : 06423RAD8	2,500,000.00	2,620,117.19	2,513,500.00
	BANK ONE CORP BANK 1 CORP NTS 6.5000000 20060201 20010130 6.5 DUE 02-01-2006 BEO CUSIP : 06423AAM5	4,000,000.00	4,338,587.50	4,140,684.00
	BK 1 N A CHGO ILL MEDIUM TERM BK TRANCHE# TR 00300 5.5 DUE 03-26-2007 CUSIP : 06423ENM3	250,000.00	264,422.50	260,474.00
	BK AMER CORP GLOBAL NT DTD 10/09/2001 4.75 DUE 10-15-2006 BEO CUSIP : 060505AJ3	250,000.00	264,140.00	256,031.50
	BMW VEH OWNER TR BMW VEH OWNER TR 3.31999993324% DUE 02-25-2009 BEO CUSIP : 055959BE9	2,000,000.00	1,999,591.78	1,991,326.00
	BP CAP MARKETS PLC 2.75 DUE 12-29-2006 BEO CUSIP : 05565QAK4	1,000,000.00	996,470.00	989,767.00
	CAP 1 MULTI-ASSET EXECUTION TR SER 2003-C4 CL C4 3.65 DUE 07-15-2011 REG CUSIP : 14041NAW1	2,000,000.00	1,979,062.50	1,990,078.00
	CAPITAL AUTO RECEIVABLES ASSET TR SER 2004-1 CL A3 2% DUE 11-15-2007 BEO CUSIP : 139732EN7	2,500,000.00	2,499,723.75	2,464,177.50
	CAPITAL ONE AUTO FIN TR 2003-B NT CL A-43.18000006676% DUE 09-15-2010 REG CUSIP : 14041GBN5	1,000,000.00	1,000,429.69	990,978.00
	CAPITAL ONE MASTER TR 2002-4 AST BKD CTFCL A 4.90000009537 DUE 03-15-2010 BEO CUSIP : 14040KCN6	1,000,000.00	1,046,093.75	1,032,252.00
	CATERPILLAR FINL SVCS CORP MEDIUM TERM NTRANCHE # TR 00761 3 DUE 02-15-2007 CUSIP : 14912LZ20	1,000,000.00	998,040.00	989,001.00
	CATERPILLAR FINL SVCS CORP NT 5.95 DUE 05-01-2006 BEO CUSIP : 14911RAD1	500,000.00	543,270.00	517,271.00
	CENTEX HOME EQTY LN TR 2004-A AST BKD CTF CL AF-3 3.26 DUE 05-25-2028 REG CUSIP : 152314HX1	1,000,000.00	1,016,718.75	984,632.00
	CHASE MANHATTAN AUTO OWNER TR 2003-C A4 2.94000005722% DUE 06-15-2010 BEO CUSIP : 161581DE0	2,000,000.00	1,997,656.25	1,977,618.00
	CIT GROUP INC 4.125 DUE 02-21-2006 BEO CUSIP : 125577AN6	250,000.00	258,122.50	252,540.50
	CITIBANK CR CARD ISSUANCE TR NT 2000-A3 6.875% DUE 11-16-2009 BEO CUSIP : 17305EAG0	2,000,000.00	2,199,687.50	2,176,628.00
	CITIBANK CR CARD ISSUANCE TR SER 2002-A3CL A3 4.40000009537% DUE 05-15-2007 BEO CUSIP : 17305EAY1	1,275,000.00	1,324,655.27	1,283,009.55
	CITIBANK CR CARD ISSUANCE TR SER 2004-A1CL A1 2.54999995232% DUE 01-20-2009 BEO CUSIP : 17305ECA1	1,110,000.00	1,109,689.20	1,091,111.13
	CITICORP SUB 7.75 NT DUE 06-15-2006 REG CUSIP : 173034GM5	1,000,000.00	1,126,330.00	1,061,902.00
	CITIGROUP INC BONDS 5.5 DUE 08-09-2006 BEO CUSIP : 172967BH3	500,000.00	536,395.00	517,051.00
	CMO 1ST UN NATL BK COML MTG TR 2002-C1 MTG PASSTHRU CTF CL A-1 0 08-12-2010 BEO CUSIP : 33736XFS3	2,090,364.14	2,095,501.69	2,192,988.48
	CONOCO FDG CO NT 5.45 DUE 10-15-2006/10-11-2001 BEO CUSIP : 20825UAA2	250,000.00	267,810.00	258,914.00

MOTOROLA, INC. 401(k) PROFIT SHARING PLAN
EIN: 36-1115800
Plan Number: 001
December 31, 2004

Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)

(A)	(B) Identity of Issuer, Borrower, Lessor or Similar Description	(C) Description of Investment	(D) Cost	(E) Current Value
	Corporate Debt Instruments - Preferred			
	United States - USD			
	CONSUMERS FDG LLC 2001-1 SECURITIZATION BD CL A-5 5.43 DUE 04-20-2015 BEO CUSIP : 210523AE6	1,250,000.00	1,292,773.44	1,323,282.50
	COOPER CAMERON CORP 2.65 DUE 04-15-2007 BEO CUSIP : 216640AC6	1,000,000.00	999,310.00	973,824.00
	COUNTRYWIDE HOME LNS INC MEDIUM TERM NTS TR#00292 4.25 12-19-2007 BEO CUSIP : 22237LND0	400,000.00	403,612.00	404,470.80
	COUNTRYWIDE HOME LNS INC MEDIUM TERM NTS# TR 00309 2.875 DUE 02-15-2007 REG CUSIP : 22237LNW8	1,650,000.00	1,631,829.00	1,620,877.50
	DAIMLERCHRYSLER AUTO TR 2003-A A4 2.88000011444% DUE 10-08-2009 BEO CUSIP : 23383VBZ2	1,000,000.00	1,011,640.63	992,938.00
	DAIMLERCHRYSLER AUTO TR 2003B ASSET BACKED NT CL A-3 2.25 DUE 08-08-2007 REG CUSIP : 23383VCD0	825,000.00	824,856.62	819,184.58
	DAIMLERCHRYSLER AUTO TR 2004-B AST BKDNTCL A-3 3.18000006676 DUE 09-08-2008 REG CUSIP : 23383VCN8	500,000.00	499,972.50	499,253.50
	DAIMLERCHRYSLER AUTO TR DCAT 04-B A4 3.71000003815% DUE 10-08-2009 BEO CUSIP : 23383VCP3	2,000,000.00	2,030,859.38	2,006,626.00
	DEERE JOHN CAP CORP 5.125 DUE 10-19-2006BEO CUSIP : 244217BF1	250,000.00	261,115.00	257,453.25
	DEUTSCHE TELEKOM INTL FIN B V GTD NT DUE06-15-2005 BEO CUSIP : 25156PAA1	1,000,000.00	1,045,770.00	1,023,304.00
	DIAGEO FINANCE NT 3% DUE 12-15-2006 BEO CUSIP : 25244SAA9	3,450,000.00	3,448,930.50	3,420,750.90
	DISCOVER CARD MASTER TR I SER 96-3 CR CARD PASSTHRU CTF 6.05 08-18-08 REG CUSIP : 25466KAY5	2,045,000.00	2,233,514.45	2,109,562.70
	FLEETBOSTON FINL CORP 7.25 DUE 09-15-2005 BEO CUSIP : 339030AB4	1,300,000.00	1,415,232.00	1,337,745.50
	FORD CR AUTO OWNER TR FORD CREDIT AUTO OWNER TR 3.53999996185 DUE 11-15-2008BEO CUSIP : 34527RKF9	2,000,000.00	1,999,621.60	1,994,798.00
	FRANCE TELECOM SA NT STEP UP 03-01-2006 02-28-2006 CUSIP : 35177PAJ6	500,000.00	560,070.00	524,982.50
	GANNETT CO INC NT 4.95 DUE 04-01-2005 BEO CUSIP : 364725AA9	2,000,000.00	1,996,420.00	2,009,966.00
	GEN ELEC CAP CORP MEDIUM TERM NTS BO TRANCHE # TR 00619 2.8 DUE 01-15-2007 CUSIP : 36962GF41	500,000.00	501,850.00	493,366.00
	GEN ELEC CAP CORP MEDIUM TERM NTS BO TRANCHE # TR 00621 VAR RT DUE 02-02-2009 CUSIP : 36962GF66	500,000.00	499,510.00	500,959.00
	GEN ELEC CAP CORP MEDIUM TERM NTS BOOK ENTRY TRANCHE # TR 00468 6.8 DUE CUSIP : 36962GVM3	2,750,000.00	3,058,275.00	2,833,325.00
	GEORGIA PWR CO NT FLTG RATE VAR RT DUE 02-17-2009 CUSIP : 373334FX4	1,000,000.00	1,000,000.00	999,889.00
	GOLDMAN SACHS GROUP INC FOR FUTURE EQTY USE 38143U NT 7.625 DUE 08-17-2005 BEO CUSIP : 38141GAQ7	1,500,000.00	1,696,640.00	1,544,175.00
	GOLDMAN SACHS GROUP INC MEDIUM TERM NTS TRANCHE # TR 00195 2.85 DUE 10-27-2006 CUSIP : 38141EJC4	1,000,000.00	999,460.00	990,643.00

MOTOROLA, INC. 401(k) PROFIT SHARING PLAN
EIN: 36-1115800
Plan Number: 001
December 31, 2004

Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)

(A)	(B) Identity of Issuer, Borrower, Lessor or Similar Description	(C) Description of Investment		(D) Cost	(E) Current Value
	Corporate Debt Instruments - Preferred				
	United States - USD				
	GREEN TREE FINL CORP 1995-3 MFD HSG SR/SUB PASSTHRU CL M-1 7.95 08-15-2025 CUSIP : 393505GH9		265,000.00	288,187.50	287,472.8(
	GS AUTO LN TR GSALT 041 A3 2.13000011444% DUE 11-17-2007 BEO CUSIP : 36292RAL5		635,000.00	634,912.12	628,172.4€
	HARTFORD FINL SVCS GROUP INC 7.75 DUE 06-15-2005 BEO CUSIP : 416515AD6		2,750,000.00	2,977,442.50	2,806,152.2£
	HARTFORD FINL SVCS GROUP INC NT 2.375 DUE 06-01-2006 BEO CUSIP : 416515AJ3		500,000.00	499,420.00	490,859.50
	HEWLETT PACKARD CO GLOBAL NT 5.75 DUE 12-15-2006 BEO CUSIP : 428236AE3		250,000.00	264,070.00	260,285.75
	HONDA AUTO RECEIVABLES 2003-3 OWNER TR SER 2003-3 CL A3 2.14 DUE 04-23-2007 REG CUSIP : 43812GAC6		1,500,000.00	1,499,812.35	1,489,738.50
	HOUSEHOLD AUTOMOTIVE TR 2003-1 NT CL A-42.22000002861% DUE 11-17-2009 REG CUSIP : 44179CBG0		1,000,000.00	992,421.88	979,662.00
	HOUSEHOLD PVT LABEL CR CARD MASTER NT TRI SER 2002-1 CL-A 5.5 DUE 01-18-2011 BEO CUSIP : 44183RAE7		1,000,000.00	1,059,843.75	1,040,173.00
	HSEHD FIN CORP 7.875 DUE 03-01-2007 BEO CUSIP : 441812GK4		2,750,000.00	3,006,382.50	2,992,486.75
	HSEHD FIN CORP HSEHD FIN CORP 7.2 DUE 07-15-2006 BEO CUSIP : 441812GH1		500,000.00	551,655.00	527,997.50
	HSEHD FIN CORP MEDIUM TERM SR NTS BO TRANCHE # SR 00708 VAR RT DUE 07-27-2007 CUSIP : 44181KS54		1,000,000.00	1,000,000.00	1,001,569.00
	HSEHD FIN CORP NT DTD 01/24/2001 6.5 DUE01-24-2006 BEO CUSIP : 441812JT2		1,000,000.00	1,086,420.00	1,033,768.00
	IMC HOME EQTY LN TR SER 1998-3 PASSTHRU CTF CL A-8 6.34 DUE 08-20-2029 BEO CUSIP : 449670EQ7		396,084.59	415,688.65	396,755.33
	INTL BUSINESS MACHS CORP BD 4.875 DUE 10-01-2006 BEO CUSIP : 459200AW1		250,000.00	265,305.00	256,707.25
	J P MORGAN CHASE & CO 5.625 DUE 08-15-2006 BEO CUSIP : 46625HAL4		250,000.00	268,040.00	258,997.75
	J P MORGAN CHASE & CO MTN SR NTSTRANCHE # SR 00025 05/24/02 VAR RT 05-20-05 CUSIP : 46623EBA6		1,000,000.00	1,001,240.00	1,001,168.00
	KOHLS CORP 6.7 DUE 02-01-2006 REG CUSIP : 500255AA2		2,320,000.00	2,528,800.00	2,402,675.52
	KREDITANSTALT FUR WIEDERAUFBAU NT 3.25 DUE 07-18-2007 REG CUSIP : 500769AU8		500,000.00	499,250.00	498,112.50
	LEHMAN BROS HLDGS INC NT 6.625% DUE 02-05-2006 BEO CUSIP : 524908BY5		500,000.00	554,772.08	517,929.00
	MBNA CR CARD MASTER NT TR 2002-1 NT CL A4.94999980927% DUE 06-15-2009 BEO CUSIP : 55264TAQ4		1,000,000.00	1,063,906.25	1,032,511.00
	MBNA CR CARD MASTER NT TR MBNA MASTER CCTR 01-A1 A1 5.75% DUE 10-15-2008 BEO CUSIP : 55264TAC5		1,000,000.00	1,045,429.69	1,033,693.00
	MBNA MASTER CR CARD TR II MBNAM 2000-A AEXP MTY 2-15-05 DUE 7-16-07 7.35 BEO CUSIP : 55262TFA6		1,900,000.00	2,112,265.62	1,910,763.50
	MBNA MASTER CR CARD TR II SER 1995-C CL A 6.45 AST BACKED CTF DUE 02-15-2008 BEO CUSIP : 55262TAN3		3,500,000.00	3,839,062.50	3,557,470.00
	MORGAN STANLEY FLT RT NT DUE 11-09-2006 BEO CUSIP : 61746SAZ2		500,000.00	500,000.00	499,693.00

MOTOROLA, INC. 401(k) PROFIT SHARING PLAN
EIN: 36-1115800
Plan Number: 001
December 31, 2004

Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)

(A)	(B) Identity of Issuer, Borrower, Lessor or Similar Description / (C) Description of Investment		(D) Cost	(E) Current Value
	Corporate Debt Instruments - Preferred			
	United States - USD			
	MORGAN STANLEY GLOBAL NT DTD 04/25/2001 6.1 DUE 04-15-2006 BEO CUSIP : 617446GL7	250,000.00	268,910.00	258,864.00
	MORGAN STANLEY GLOBAL NTS 7.75 DUE 06-15-2005 BEO CUSIP : 617446DW6	2,500,000.00	2,791,370.00	2,554,562.50
	NAVISTAR FINL 2003-B OWNER TR ASSET BKD NT CL A-4 3.25% DUE 10-15-2010 REG CUSIP : 63936XAD6	500,000.00	499,880.15	494,574.00
	NISSAN AUTO RECEIVABLES 2003-C OWNER TR NT CL A-3 2.23 DUE 03-15-2007 REG CUSIP : 65473HAC7	1,270,000.00	1,269,871.98	1,262,523.51
	NISSAN AUTO RECEIVABLES 2004-B TR NT CL A-3 3.34999990463% DUE 05-15-2008 REG CUSIP : 65474WAC3	1,000,000.00	999,822.80	1,000,168.00
	PEPSIAMERICAS INC MEDIUM TERM NTS BE TRAN #TR 00001 2/9/01 5.95 2-15-06 BE CUSIP : 71343XAA2	1,000,000.00	1,059,700.00	1,029,200.00
	PNC BK N A PITTSBURGH PA SUB NT DTD 04/11/1995 7.875% DUE 04-15-2005 REG CUSIP : 69347SAA3	620,000.00	659,221.20	628,552.90
	PNC FDG CORP SR NT 5.75 DUE 08-01-2006 BEO CUSIP : 693476AR4	250,000.00	262,911.25	259,261.25
	PRUDENTIAL INS CO AMER SURP NT DTD 07/05/95 7.65 DUE 07-01-2007 REG CUSIP : 743917AG1	1,500,000.00	1,666,835.00	1,631,218.50
	PSE&G TRANSITION FDG LLC 2001-1 TRANSITION BD CL A-3 5.98 DUE 06-15-2008 CUSIP : 69361YAC7	1,900,000.00	2,077,605.47	1,951,324.70
	PVTPL PRUDENTIAL PPTY INVT SEPARATE A/C 7.125 DUE 07-01-2007/06-30-2007 REG CUSIP : 74435SAA6	1,000,000.00	1,136,320.00	1,080,163.00
	RESDNTL AST SEC CORP MTG PA 2003-KS5 MTGCL A-I-3 2.28 DUE 07-25-2028 REG CUSIP : 76110WSD9	1,500,000.00	1,497,656.25	1,471,036.50
	S.W. AIRLS 2001-1 PASS THRU TRS 5.10000 00/00/00 05/01/06 5.1 DUE 11-01-2006 BEO CUSIP : 84474QAA1	1,419,424.46	1,419,424.46	1,447,744.82
	SARA LEE CORP 1.95% DUE 06-15-2006 BEO CUSIP : 803111AN3	500,000.00	499,825.00	490,522.50
	SBC COMMUNICATIONS INC NT DTD 04/30/20015.75 DUE 05-02-2006/04-30-2001 BEO CUSIP : 78387GAF0	2,750,000.00	2,847,377.50	2,838,167.75
	SOCIETY NATL BK CLEVELAND OHIO SUB NT 7.25% DUE 06-01-2005 REG CUSIP : 833667AC2	1,000,000.00	1,075,570.00	1,017,525.00
	SUNTRUST BK ATL GA MEDIUM TERM SR BK TR # SR 00003 2.5 DUE 11-01-2006 BEO CUSIP : 86787EAC1	1,300,000.00	1,297,179.00	1,279,115.50
	SYNOVUS FINL CORP SR NT DTD 12/15/2000 7.25 DUE 12-15-2005 BEO CUSIP : 87161CAB1	1,860,000.00	1,982,164.80	1,922,516.46
	TOYOTA AUTO RECEIVABLES 2003-B OWNER TR SER 2003-B CL A4 2.79 DUE 01-15-2010 BEO CUSIP : 89232YAD0	3,600,000.00	3,593,470.72	3,568,334.40
	U S BK NATL ASSN CIN OH MEDIUM TRANCHE #TR 00189 2.85 DUE 11-15-2006 BEO CUSIP : 90331HHW6	250,000.00	248,180.00	247,895.00
	U S BK NATL ASSN CIN OH MEDIUM TRANCHE #TR 00205 2.4 DUE 03-12-2007 CUSIP : 90331HJN4	1,200,000.00	1,202,368.00	1,177,574.40

MOTOROLA, INC. 401(k) PROFIT SHARING PLAN
EIN: 36-1115800
Plan Number: 001
December 31, 2004

Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)

(A)	(B) Identity of Issuer, Borrower, Lessor or Similar Description	(C) Description of Investment		(D) Cost	(E) Current Value
	Corporate Debt Instruments - Preferred				
	United States - USD				
	UNITEDHEALTH GROUP INC NT 5.2 DUE 01-17-2007/01-16-2007 BEO CUSIP : 91324PAD4		2,750,000.00	2,846,002.50	[illegible]
	VERIZON WIRELESS CAP LLC NT 5.375 DUE 12-15-2006/11-12-2002 BEO CUSIP : 92344SAE0		250,000.00	267,735.00	[illegible]
	VIACOM INC 5.625 DUE 05-01-2007 BEO CUSIP : 925524AS9		250,000.00	265,147.50	[illegible]
	VODAFONE AIRTOUCH PLC FORMERLY VODAFONE GRP PLC 6/28/1999 7.625 DUE 2-15-05 BEO CUSIP : 92857TAF4		1,000,000.00	1,103,400.00	[illegible]
	VOLKSWAGEN AUTO LN ENHANCED TR SER 2003-1 CL A3 1.49% DUE 05-20-2007 REG CUSIP : 92866XAC1		2,500,000.00	2,492,382.81	2,477,292.50
	WA MUT FIN CORP SR NT DTD 05/24/2001 6.25 DUE 05-15-2006 BEO CUSIP : 939333AB6		2,490,000.00	2,686,461.00	2,576,749.11
	WA MUT INC NT 2.4 DUE 11-03-2005 REG CUSIP : 939322AK9		1,000,000.00	999,070.00	993,554.00
	WA MUT INC NTS 7.5 DUE 08-15-2006 BEO CUSIP : 939322AD5		250,000.00	271,005.00	265,587.00
	WACHOVIA CORP NEW GLOBAL NT 4.95% DUE 11-01-2006 REG CUSIP : 929903AA0		250,000.00	260,050.00	256,961.25
	WACHOVIA CORP NEW NT FLTG RATE 3 MONTH LIBOR DUE 07-20-2007 REG CUSIP : 929903AH5		1,000,000.00	1,000,000.00	999,837.00
	WAL-MART STORES INC WAL-MART STORES 5.45DUE 08-01-2006 BEO CUSIP : 931142BN2		250,000.00	267,185.00	258,583.75
	WELLS FARGO & CO NEW WELLS FARGO CO 5.125 DUE 02-15-2007 BEO CUSIP : 949746CH2		250,000.00	262,172.50	258,617.25
	WELLS FARGO FINL AUTO OWNER TR 2004-A CLA-4 2.67000007629% DUE 08-16-2010 REG CUSIP : 949785AD1		1,660,000.00	1,659,805.95	1,633,453.28
	WFS FINL 2004-1 OWNER TR AUTO REC NT A-4 2.81 DUE 08-22-2011 REG CUSIP : 92927EAD8		1,000,000.00	989,531.25	981,806.00
	Total United States - USD			**149,159,538.82**	***145,078,273.41***
	Total Corporate Debt Instruments - Preferred			**149,159,538.82**	**145,078,273.41**
	Corporate Debt Instruments - Other				
	United States - USD				
	1ST MD BANCORP SUB NT DTD 07/01/1997 7.2DUE 07-01-2007 REG CUSIP : 320808AG7		960,000.00	1,078,387.20	1,043,196.48
	AMERN ELEC PWR INC SR NT SER A 6.125 DUE05-15-2006 BEO CUSIP : 025537AA9		250,000.00	248,516.72	259,095.75
	AMERN GEN FIN CORP MEDIUM TERM SR NTS TRANCHE # TR 00367 5.875 DUE 07-14-2006 CUSIP : 02635PRG0		500,000.00	549,720.00	518,413.50
	AMVESCAP PLC SR NT 5.9% DUE 01-15-2007/01-14-2007 BEO CUSIP : 03235EAH3		1,000,000.00	1,043,910.00	1,046,352.00
	AOL TIME WARNER INC 6.125 DUE 04-15-2006/04-19-2001 BEO CUSIP : 00184AAA3		500,000.00	541,265.00	517,730.50
	ARCHSTONE-SMITH TR CORP BDS 5 DUE 08-15-2007/08-14-2007 BEO CUSIP : 039583AA7		900,000.00	932,418.00	925,065.00
	BAYERISCHE LANDESBANK GIROZENTRALE N Y BMTN 2.6 DUE 10-16-2006 CUSIP : 0727G0AV2		750,000.00	749,917.50	739,589.25

MOTOROLA, INC. 401(k) PROFIT SHARING PLAN
EIN: 36-1115800
Plan Number: 001
December 31, 2004

Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)

(A)	(B) Identity of Issuer, Borrower, Lessor or Similar Description	(C) Description of Investment		(D) Cost	(E) Current Value
	Corporate Debt Instruments - Other				
	United States - USD				
	BEAR STEARNS COS INC SR NT DTD 07/15/1998 6.25 DUE 07-15-2005 REG CUSIP : 073902BK3		3,000,000.00	3,269,640.00	3,052,875.00
	CATERPILLAR FINL SVCS CORP MEDIUM TERM NTRANCHE # TR 00765 2.625 DUE 01-30-2007 CUSIP : 14912L261		1,000,000.00	999,200.00	982,498.00
	CITIGROUP GLOBAL MKTS HLDGS INC DISC COML PAPER 3/A3 YRS 1&2 01-26-2005 CUSIP : 17307JNS7		2,000,000.00	1,990,205.56	1,997,138.71
	COMCAST CABLE COMMUNICATIONS INC EXCHANGE NT 8.375 DUE 05-01-2007 REG CUSIP : 20029PAF6		250,000.00	280,315.00	276,487.50
	DAIMLERCHRYSLER N AMER HLDG CORP NT DTD 05/15/2001 6.4 DUE 05-15-2006 BEO CUSIP : 233835AS6		500,000.00	541,580.00	520,146.50
	DEVON ENERGY CORP NEW SR NT 2.75 DUE 08-01-2006/08-04-2003 BEO CUSIP : 25179MAF0		2,500,000.00	2,498,875.00	2,470,705.00
	DISNEY WALT CO GCB WALT DISNEY CO 6.75 DUE 03-30-2006 BEO CUSIP : 254687AM8		250,000.00	274,330.00	260,478.75
	DUKE RLTY LTD PARTNERSHIP NEW NT FLTG DUE 12-22-2006/06-22-2005 REG CUSIP : 26441YAJ6		450,000.00	450,000.00	449,748.45
	FORD MTR CR CO FORD MTR CR CO CPN 6.5 MAT 1/25/07 6.5 DUE 01-25-2007 BEO CUSIP : 345397TX1		500,000.00	532,345.00	519,923.50
	FORD MTR CR CO GLOBAL LANDMARK SECS-GLOBLS 6.875 DUE 02-01-2006 BEO CUSIP : 345397TR4		2,000,000.00	2,012,462.22	2,060,400.00
	FORD MTR CR CO MEDIUM TERM NTS BOOK ENTRTRANCHE # TR 00857 VAR 02-28-2007 CUSIP : 3454025S6		600,000.00	600,000.00	595,653.60
	GEN MLS INC GEN MLS INC 2.625 DUE 10-24-2006 BEO CUSIP : 370334AX2		500,000.00	499,005.00	491,498.50
	GEN MTRS ACCEP CORP NT DTD 01/14/2001 6.75 DUE 01-15-2006 BEO CUSIP : 370425RT9		2,900,000.00	3,064,982.00	2,975,052.00
	HBOS PLC MEDIUM TERM SR NTS BOOK ENTRY 1TRANCHE # SR 00014 3.125 1-12-07 BEO CUSIP : 4041A0AP3		1,000,000.00	999,770.00	992,629.00
	HSBC BK USA N A GLOBAL MEDIUM TERM SR BKNTS BOOK ENTRY MTN VAR RT DUE 12-14-2006 CUSIP : 4042Q0DD8		1,000,000.00	1,000,000.00	999,567.00
	KRAFT FOODS INC GLOBAL NT DTD 11/02/20014.625 DUE 11-01-2006 BEO CUSIP : 50075NAA2		1,750,000.00	1,800,905.00	1,786,081.50
	MEADWESTVACO CORP 2.75DUE 12-01-2005 BEO CUSIP : 583334AC1		980,000.00	979,676.60	976,865.96
	NATL CY BK CLEV OH MEDIUM TERM BK NTS BOOK ENTRY MTN 3.375 DUE 10-15-2007 CUSIP : 634902LC2		1,150,000.00	1,152,633.50	1,143,719.85
	NATL RURAL UTILS COOP FIN CORP COLL TR BD DTD 05/23/2001 6 DUE 05-15-2006 BEO CUSIP : 637432CQ6		250,000.00	262,917.50	258,954.50
	PETROLEOS MEXICANOS GTD NT 6.5% DUE 02-01-2005 BEO CUSIP : 71654QAT9		750,000.00	795,937.50	752,400.00
	PVTPL PROVIDIAN GATEWAY OWNER TR SER 2004-D CL A 144A 3.35 DUE 09-15-2011 BEO CUSIP : 74408AAJ9		1,100,000.00	1,099,799.80	1,086,937.50
	PVTPL SBC COMMUNICATIONS INC PUTTABLE RESET SECS PURS 144A 4.206 CUSIP : 78387GAE3		1,220,000.00	1,243,387.40	1,227,015.00

MOTOROLA, INC. 401(k) PROFIT SHARING PLAN
EIN: 36-1115800
Plan Number: 001
December 31, 2004

Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)

(A)	(B) Identity of Issuer, Borrower, Lessor or Similar Description	(C) Description of Investment		(D) Cost	(E) Current Value
	Corporate Debt Instruments - Other				
	United States - USD				
	PVTPL WELLPOINT INC NT 144A 3.75% DUE 12-14-2007 BEO CUSIP : 94973VAA5		1,000,000.00	999,200.00	999,475.00
	SPRINT CAP CORP NT 7.125 DUE 01-30-2006 BEO CUSIP : 852060AH5		600,000.00	642,378.00	624,069.00
	TEXTRON FINL CORP MEDIUM TERM NTS BOOK ENTRY NT 2.75 DUE 06-01-2006 BEO CUSIP : 88319QF73		775,000.00	772,140.25	765,690.70
	VANDERBILT MTG&FIN INC 2000D MFD SR/SUB PASSTHRU CTF CL A-3 7.55 02-07-2018 BEO CUSIP : 921796KM9		64,209.73	65,935.37	64,228.48
	WEYERHAEUSER CO NT 5.5 DUE 03-15-2005 BEO CUSIP : 962166BK9		296,000.00	306,152.80	297,363.08
	WEYERHAEUSER CO NT 6.125% DUE 03-15-2007/09-15-2002 BEO CUSIP : 962166BM5		110,000.00	117,662.60	115,823.51
	Total United States - USD			**34,395,570.52**	**33,792,868.07**
	Total Corporate Debt Instruments - Other			**34,395,570.52**	**33,792,868.07**
	Corporate Stock - Common				
	United States - USD				
	FREESCALE SEMICONDUCTOR INC CL B COM STK CUSIP : 35687M206		4,891,405.00	71,798,094.62	89,806,195.80
*	MOTOROLA INC COM CUSIP : 620076109		48,271,518.00	670,996,199.30	830,270,109.60
	Total United States - USD			**742,794,293.92**	**920,076,305.40**
	Total Corporate Stock - Common			**742,794,293.92**	**920,076,305.40**
	Participant Loans				
	United States - USD				
*	&&&MOTOROLA LOAN ASSET CUSIP : 000101469		99,774,313.67	99,774,313.67	99,774,313.67
	Total United States - USD			99,774,313.67	99,774,313.67
	Total Participant Loans			99,774,313.67	99,774,313.67
	Value of Interest in Common/Collective Trusts				
	United States - USD				
	COLTV SHORT TERM INVT FD CUSIP : 195998AC3		25,451,148.04	25,451,148.04	25,451,148.04
	COLTV STIF CUSIP : 195997KU4		110,277,422.19	110,277,422.19	110,277,422.19
	MFB NTGI COLTV DAILY S&P MIDCAP 400 EQTYINDEX FD - LENDING CUSIP : 194992715		20,206,801.84	349,361,899.38	452,672,774.82

MOTOROLA, INC. 401(k) PROFIT SHARING PLAN
EIN: 36-1115800
Plan Number: 001
December 31, 2004

Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)

(A)	(B) Identity of Issuer, Borrower, Lessor or Similar Description	(C) Description of Investment	(D) Cost	(E) Current Value
	Value of Interest in Common/Collective Trusts			
	United States - USD			
	MFB NTGI-QM COLTV DAILY AGGREGATE BD INDEX FD-LNDG CUSIP : 658991559	608,515.67	185,449,373.04	193,352,811.56
	MFB NTGI-QM COLTV DAILY EAFE INDEX FD LENDING CUSIP : 658991450	712,240.35	163,631,851.38	201,907,318.90
	MFB NTGI-QM COLTV DAILY RUSSELL 2000 EQTY INDEX FD-LENDING CUSIP : 658991377	370,523.62	218,168,828.22	276,145,325.61
	MFB NTGI-QM COLTV DAILY S&P 500 EQTY INDEX FD-LENDING CUSIP : 658991294	384,798.02	977,291,700.06	1,215,770,498.58
	Total United States - USD		**2,029,632,222.31**	**2,475,577,299.70**
	Total Value of Interest in Common/Collective Trusts		**2,029,632,222.31**	**2,475,577,299.70**
	Value of Interest in Master Trusts			
	United States - USD			
	MFO MOTOROLA BD POOL UNITS CUSIP : 62008A984	63,077,702.74	729,456,054.38	901,435,249.75
	MFO MOTOROLA STK POOL UNITS CUSIP : 62008A992	153,742,764.36	1,336,870,665.45	1,429,422,429.18
	Total United States - USD		**2,066,326,719.83**	**2,330,857,678.93**
	Total Value of Interest in Master Trusts		**2,066,326,719.83**	**2,330,857,678.93**
	TOTAL		$5,270,525,210.41	$6,152,238,414.13

*Party-in-interest

See accompanying report of Independent Registered Accounting Firm.

◆ Securities Loaned - Detail

Cusip/ Sedol	Description	Borrower	Country	Shares/ Carrying Value	Market Value on loan (USD)	Percent of Total
2218137	*MOTOROLA - FREESCALE STK -SL					
35687M206	FREESCALE SEMICONDUCTOR INC CL B COM STK	SWISS AMERICAN SECURITIES INC.	US	9,600	176,256.00	100.00%
Totals For 2218137				**9,600**	**176,256.00**	**100.00%**
2250699	*MOTOROLA-SHT TERM-DEUTSCHE-SL					
3133X96P0	FHLB TRANCHE # TR 00878 2.75 12-15-2006	GREENWICH CAPITAL MARKETS INC.	US	1,500,000	1,488,142.95	4.07%
929903AA0	WACHOVIA CORP NEW GLOBAL NT 4.95% DUE	WACHOVIA SECURITIES, LLC	US	150,000	155,476.12	0.42%
929903AA0	WACHOVIA CORP NEW GLOBAL NT 4.95% DUE	CITIGROUP GLOBAL MARKETS INC.	US	100,000	103,650.75	0.28%
949746CH2	WELLS FARGO & CO NEW WELLS FARGO CO	WACHOVIA SECURITIES, LLC	US	19,000	20,036.29	0.05%
949746CH2	WELLS FARGO & CO NEW WELLS FARGO CO	UBS SECURITIES LLC	US	175,000	184,544.83	0.50%
949746CH2	WELLS FARGO & CO NEW WELLS FARGO CO	NOMURA SECURITIES INTERNATIONAL, INC.	US	56,000	59,054.34	0.16%
060505AJ3	BANK AMER CORP GLOBAL NT DTD 10/09/2001	GOLDMAN, SACHS & CO.	US	250,000	258,670.37	0.71%
31339XAZ7	FHLB BD 1.875 06-15-2006	GOLDMAN, SACHS & CO.	US	4,500,000	4,425,243.75	12.09%
3134A4UB8	FHLMC NT 2.75 08-15-2006	CREDIT SUISSE FIRST BOSTON LLC	US	2,800,000	2,811,787.16	7.68%
3134A4UB8	FHLMC NT 2.75 08-15-2006	BARCLAYS CAPITAL INC.	US	2,500,000	2,510,524.25	6.86%
3134A4SX3	FHLMC DEB DTD 02/07/2003 2.375	ABN AMRO BANK N.V., NEW YORK BRANCH	US	913,000	909,724.79	2.49%
3134A4SX3	FHLMC DEB DTD 02/07/2003 2.375	CREDIT SUISSE FIRST BOSTON LLC	US	87,000	86,687.90	0.24%
925524AS9	VIACOM INC 5.625 DUE 05-01-2007 BEO	WACHOVIA SECURITIES, LLC	US	2,000	2,110.68	0.01%
925524AS9	VIACOM INC 5.625 DUE 05-01-2007 BEO	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPC	US	206,000	217,401.00	0.59%
925524AS9	VIACOM INC 5.625 DUE 05-01-2007 BEO	ING FINANCIAL MARKETS LLC	US	11,000	11,608.79	0.03%
925524AS9	VIACOM INC 5.625 DUE 05-01-2007 BEO	ING FINANCIAL MARKETS LLC	US	31,000	32,715.68	0.09%
3134A4CR3	FHLMC PRIN PMT ON 6.50 DEB 2003 2.875	HSBC SECURITIES USA, INC.	US	427,047	424,698.79	1.16%
3134A4CR3	FHLMC PRIN PMT ON 6.50 DEB 2003 2.875	LEHMAN BROTHERS INC.	US	3,572,953	3,553,306.40	9.71%
912828AN0	US TREAS NTS DTD 00013 3 DUE 11-15-2007	BNP PARIBAS SECURITIES CORPORATION	US	540,000	538,835.92	1.47%
912828AN0	US TREAS NTS DTD 00013 3 DUE 11-15-2007	GOLDMAN, SACHS & CO.	US	695,000	693,501.78	1.89%
912828AN0	US TREAS NTS DTD 00013 3 DUE 11-15-2007	BNP PARIBAS SECURITIES CORPORATION	US	115,000	114,752.09	0.31%
912828AN0	US TREAS NTS DTD 00013 3 DUE 11-15-2007	GOLDMAN, SACHS & CO.	US	155,000	154,665.86	0.42%
912828AN0	US TREAS NTS DTD 00013 3 DUE 11-15-2007	UBS SECURITIES LLC	US	4,180,000	4,170,989.17	11.39%
912828AN0	US TREAS NTS DTD 00013 3 DUE 11-15-2007	MERRILL LYNCH GOVERNMENT SECURITIES INC.	US	600,000	598,706.58	1.64%
693476AR4	PNC FDG CORP SR NT 5.75 DUE 08-01-2006	BANK OF AMERICA SECURITIES LLC	US	225,000	238,905.42	0.65%
31359MUE1	FNMA PREASSIGN 00325 2.375 02-15-2007	CITIGROUP GLOBAL MARKETS INC.	US	3,770,000	3,735,312.23	10.20%
31359MUE1	FNMA PREASSIGN 00325 2.375 02-15-2007	CITIGROUP GLOBAL MARKETS INC.	US	15,000	14,861.98	0.04%
31359MUE1	FNMA PREASSIGN 00325 2.375 02-15-2007	CITIGROUP GLOBAL MARKETS INC.	US	165,000	163,481.83	0.45%

Securities Loaned - Detail

Cusip/ Sedol	Description	Borrower	Country	Shares/ Carrying Value	Market Value on loan (USD)	Percent of Total
2250699	*MOTOROLA-SHT TERM-DEUTSCHE-SL					
31359MUE1	FNMA PREASSIGN 00325 2.375 02-15-2007	CITIGROUP GLOBAL MARKETS INC.	US	1,550,000	1,535,738.45	4.20%
31359MVP5	FNMA PREASSIGN 00358 3.125 07-15-2006	MORGAN STANLEY & CO INC/MS SECURITIES SERVIC	US	611	619.90	0.00%
31359MVA8	FNMA 2.5 06-15-2006 REG	GOLDMAN, SACHS & CO.	US	1,350,000	1,339,863.39	3.66%
55264TAQ4	MBNA CR CARD MASTER NT TR 2002-1 NT CL A	CITIGROUP GLOBAL MARKETS INC.	US	245,000	253,605.23	0.69%
55264TAQ4	MBNA CR CARD MASTER NT TR 2002-1 NT CL A	CITIGROUP GLOBAL MARKETS INC.	US	755,000	781,518.16	2.13%
233835AS6	DAIMLERCHRYSLER N AMER HLDG CORP NT DTD	GOLDMAN, SACHS & CO.	US	368,000	386,033.47	1.05%
233835AS6	DAIMLERCHRYSLER N AMER HLDG CORP NT DTD	UBS SECURITIES LLC	US	132,000	138,468.52	0.38%
3134A4UV4	FHLMC DEB DTD 10/15/2004 2.75 10-15-2006	BANK OF AMERICA SECURITIES LLC	US	3,950,000	3,942,890.00	10.77%
3134A4UV4	FHLMC DEB DTD 10/15/2004 2.75 10-15-2006	BANK OF AMERICA SECURITIES LLC	US	550,000	549,010.00	1.50%
Totals For 2250699				**36,660,611**	**36,607,144.82**	**100.00%**
2259737	*MOTOROLA-MOTOROLA STOCK FD-SL					
620076109	MOTOROLA INC COM	J.P. MORGAN SECURITIES INC.	US	1,986,300	34,164,360.00	93.32%
620076109	MOTOROLA INC COM	DRESDNER KLEINWORT WASSERSTEIN SECURITIES	US	142,148	2,444,945.60	6.68%
Totals For 2259737				**2,128,448**	**36,609,305.60**	**100.00%**
2260178	*MOTOROLA-SHRTTERM-COLUMBIA-SL					
912828CE8	US TREAS NTS DTD 00053 3.125 DUE	GOLDMAN, SACHS & CO.	US	500,000	495,837.25	2.06%
9128276X5	US TREAS NTS 4.625 DUE 05-15-2006 REG	MERRILL LYNCH GOVERNMENT SECURITIES INC.	US	77,181	79,437.68	0.33%
9128276X5	US TREAS NTS 4.625 DUE 05-15-2006 REG	MERRILL LYNCH GOVERNMENT SECURITIES INC.	US	42,819	44,070.98	0.18%
9128276X5	US TREAS NTS 4.625 DUE 05-15-2006 REG	MERRILL LYNCH GOVERNMENT SECURITIES INC.	US	172,826	177,879.24	0.74%
9128276X5	US TREAS NTS 4.625 DUE 05-15-2006 REG	MERRILL LYNCH GOVERNMENT SECURITIES INC.	US	92,474	95,177.83	0.40%
9128276X5	US TREAS NTS 4.625 DUE 05-15-2006 REG	MERRILL LYNCH GOVERNMENT SECURITIES INC.	US	54	55.57	0.00%
9128276X5	US TREAS NTS 4.625 DUE 05-15-2006 REG	MERRILL LYNCH GOVERNMENT SECURITIES INC.	US	350,000	360,233.61	1.50%
9128276X5	US TREAS NTS 4.625 DUE 05-15-2006 REG	MERRILL LYNCH GOVERNMENT SECURITIES INC.	US	239,591	246,596.37	1.03%
9128276X5	US TREAS NTS 4.625 DUE 05-15-2006 REG	MERRILL LYNCH GOVERNMENT SECURITIES INC.	US	55	56.60	0.00%
002824AH3	ABBOTT LABS 6.4 DUE 12-01-2006 REG	J.P. MORGAN SECURITIES INC.	US	1,430,000	1,518,447.78	6.32%
912828AT7	US TREAS NTS DTD 02/18/2003 3 DUE	CREDIT SUISSE FIRST BOSTON LLC	US	286,800	287,773.19	1.20%
912828AT7	US TREAS NTS DTD 02/18/2003 3 DUE	LEHMAN BROTHERS INC.	US	838,200	841,044.26	3.50%
345397TR4	FORD MTR CR CO GLOBAL LANDMARK	WACHOVIA CAPITAL MARKETS, LLC	US	325,000	344,435.19	1.43%
31359MLZ4	FNMA 5 01-15-2007	BARCLAYS CAPITAL INC.	US	4,000,000	4,230,494.80	17.60%
36962GVM3	GEN ELEC CAP CORP MEDIUM TERM NTS BK ENT	LEHMAN BROTHERS INC.	US	1,126,000	1,173,517.08	4.88%

◆ Securities Loaned - Detail

Cusip/ Sedol	Description	Borrower	Country	Shares/ Carrying Value	Market Value on loan (USD)	Percent of Total
2280178	*MOTOROLA-SHRTTERM-COLUMBIA-SL					
36962GVM3	GEN ELEC CAP CORP MEDIUM TERM NTS BK ENT	LEHMAN BROTHERS INC.	US	1,624,000	1,692,532.63	7.04%
073902BK3	BEAR STEARNS COS INC SR NT DTD	WACHOVIA CAPITAL MARKETS, LLC	US	50,000	52,374.30	0.22%
3134A4GK4	FHLMC DEB DTD 07/16/2001 5.5 07-15-2006	GOLDMAN, SACHS & CO.	US	750,000	795,850.20	3.31%
31359MHB2	FNMA DTD 02/23/2001 5.5 02-15-2006	GOLDMAN, SACHS & CO.	US	2,421,599	2,538,369.71	10.56%
31359MHB2	FNMA DTD 02/23/2001 5.5 02-15-2006	GOLDMAN, SACHS & CO.	US	3,078,401	3,226,843.03	13.43%
3134A4CX0	FHLMC DTD 01/16/2001 5.25 01-15-2006	GOLDMAN, SACHS & CO.	US	265,558	277,907.56	1.16%
3134A4CX0	FHLMC DTD 01/16/2001 5.25 01-15-2006	GOLDMAN, SACHS & CO.	US	25,000	26,162.60	0.11%
3134A4CX0	FHLMC DTD 01/16/2001 5.25 01-15-2006	GOLDMAN, SACHS & CO.	US	250,000	261,626.05	1.09%
3134A4CX0	FHLMC DTD 01/16/2001 5.25 01-15-2006	GOLDMAN, SACHS & CO.	US	2,055,000	2,150,566.13	8.95%
3134A4CX0	FHLMC DTD 01/16/2001 5.25 01-15-2006	GOLDMAN, SACHS & CO.	US	1	1.04	0.00%
3134A4CX0	FHLMC DTD 01/16/2001 5.25 01-15-2006	GOLDMAN, SACHS & CO.	US	289,720	303,193.19	1.26%
3134A4CX0	FHLMC DTD 01/16/2001 5.25 01-15-2006	GOLDMAN, SACHS & CO.	US	1	1.04	0.00%
3134A4CX0	FHLMC DTD 01/16/2001 5.25 01-15-2006	GOLDMAN, SACHS & CO.	US	189,719	198,541.73	0.83%
3134A4CX0	FHLMC DTD 01/16/2001 5.25 01-15-2006	GOLDMAN, SACHS & CO.	US	1	1.04	0.00%
3134A4CX0	FHLMC DTD 01/16/2001 5.25 01-15-2006	GOLDMAN, SACHS & CO.	US	925,000	968,016.38	4.03%
78387GAF0	SBC COMMUNICATIONS INC NT DTD 04/30/2001	LEHMAN BROTHERS INC.	US	540,000	562,660.39	2.34%
78387GAF0	SBC COMMUNICATIONS INC NT DTD 04/30/2001	WACHOVIA SECURITIES, LLC	US	190,000	197,973.10	0.82%
9128276T4	US TREAS NTS DTD 02/15/2001 5 DUE	MERRILL LYNCH GOVERNMENT SECURITIES INC.	US	181,177	196,223.96	0.82%
9128276T4	US TREAS NTS DTD 02/15/2001 5 DUE	MERRILL LYNCH GOVERNMENT SECURITIES INC.	US	638,823	691,878.01	2.88%
Totals For 2280178				**22,955,000**	**24,035,779.52**	**100.00%**
2291233	*MOTOROLA-SHRT TERM-WEISS P-SL					
25244SAA9	DIAGEO FINANCE NT 3% DUE 12-15-2006 BEO	UBS SECURITIES LLC	AN	100,000	99,310.53	0.22%
25244SAA9	DIAGEO FINANCE NT 3% DUE 12-15-2006 BEO	UBS SECURITIES LLC	AN	323,000	320,773.01	0.71%
25244SAA9	DIAGEO FINANCE NT 3% DUE 12-15-2006 BEO	CREDIT SUISSE FIRST BOSTON LLC	AN	10,000	9,931.05	0.02%
25244SAA9	DIAGEO FINANCE NT 3% DUE 12-15-2006 BEO	CREDIT SUISSE FIRST BOSTON LLC	AN	717,000	712,056.50	1.58%
25244SAA9	DIAGEO FINANCE NT 3% DUE 12-15-2006 BEO	CREDIT SUISSE FIRST BOSTON LLC	AN	5,000	4,965.52	0.01%
25244SAA9	DIAGEO FINANCE NT 3% DUE 12-15-2006 BEO	CREDIT SUISSE FIRST BOSTON LLC	AN	20,000	19,862.10	0.04%
25244SAA9	DIAGEO FINANCE NT 3% DUE 12-15-2006 BEO	CREDIT SUISSE FIRST BOSTON LLC	AN	25,000	24,827.63	0.06%
05565QAK4	BP CAP MARKETS PLC	CREDIT SUISSE FIRST BOSTON LLC	GB	305,000	301,995.41	0.67%
31359MTU7	FNMA PREASSIGN 00315 2 01-15-2006	CREDIT SUISSE FIRST BOSTON LLC	US	1,000,000	999,272.40	2.22%
833667AC2	SOCIETY NATL BK CLEVELAND OHIO SUB NT	BEAR, STEARNS & CO. INC./BEAR, STEARNS SECURIT	US	20,000	20,483.41	0.05%

◆ Securities Loaned - Detail

Cusip/ Sedol	Description	Borrower	Country	Shares/ Carrying Value	Market Value on loan (USD)	Percent of Total
2291233	***MOTOROLA-SHRT TERM-WEISS P-SL**					
833667AC2	SOCIETY NATL BK CLEVELAND OHIO SUB NT	BEAR, STEARNS & CO. INC./BEAR, STEARNS SECURIT	US	11,000	11,265.87	0.03%
912795SB8	US TREAS BILLS 02-24-2005 PREASSIGN #	BNP PARIBAS SECURITIES CORPORATION	US	1,392,757	1,388,779.28	3.09%
44181KS54	HSEHD FIN CORP MEDIUM TERM SR NTS BO	UBS SECURITIES LLC	US	35,000	35,204.32	0.08%
912828AZ3	US TREAS NTS DTD 05/15/2003 2.625 DUE	MERRILL LYNCH GOVERNMENT SECURITIES INC.	US	1,500,000	1,471,755.45	3.27%
912828BP4	US TREAS NTS BD 2.625 DUE 11-15-2006 REG	MERRILL LYNCH GOVERNMENT SECURITIES INC.	US	14,000,000	13,945,838.20	31.01%
14912LZ61	CATERPILLAR FINL SVCS CORP MEDIUM TERM	BEAR, STEARNS & CO. INC./BEAR, STEARNS SECURIT	US	72,000	71,564.09	0.16%
14912LZ61	CATERPILLAR FINL SVCS CORP MEDIUM TERM	WACHOVIA CAPITAL MARKETS, LLC	US	127,000	126,231.11	0.28%
912828CR9	UNITED STATES TREAS NTS DTD 00064 2.75%	BEAR, STEARNS & CO. INC./BEAR, STEARNS SECURIT	US	5,180,000	5,178,406.11	11.52%
912828CR9	UNITED STATES TREAS NTS DTD 00064 2.75%	GREENWICH CAPITAL MARKETS INC.	US	12,765,000	12,761,072.20	28.38%
912828CR9	UNITED STATES TREAS NTS DTD 00064 2.75%	CREDIT SUISSE FIRST BOSTON LLC	US	115,000	114,964.61	0.26%
339030AB4	FLEETBOSTON FINL CORP 7.25 DUE	UBS SECURITIES LLC	US	361,000	379,478.72	0.84%
339030AB4	FLEETBOSTON FINL CORP 7.25 DUE	UBS SECURITIES LLC	US	110,000	115,630.63	0.26%
912828CU2	UNITED STATES TREAS NTS DTD 00067 2.375%	UBS SECURITIES LLC	US	391,000	390,276.72	0.87%
912828CU2	UNITED STATES TREAS NTS DTD 00067 2.375%	GREENWICH CAPITAL MARKETS INC.	US	375,000	374,306.32	0.83%
912828CU2	UNITED STATES TREAS NTS DTD 00067 2.375%	UBS SECURITIES LLC	US	484,000	483,104.69	1.07%
912828CU2	UNITED STATES TREAS NTS DTD 00067 2.375%	STATE STREET BANK AND TRUST COMPANY	US	425,000	424,213.83	0.94%
912828AN0	US TREAS NTS DTD 00013 3 DUE 11-15-2007	DRESDNER KLEINWORT WASSERSTEIN SECURITIES	US	1,615,000	1,611,518.54	3.58%
36962GF66	GEN ELEC CAP CORP MEDIUM TERM NTS BO	WACHOVIA SECURITIES, LLC	US	300,000	301,774.05	0.67%
3454025S6	FORD MTR CR CO MEDIUM TERM NTS BOOK	LEHMAN BROTHERS INC.	US	600,000	595,991.46	1.33%
912828BY5	US TREAS NTS DTD 00047 2.25 DUE	MERRILL LYNCH GOVERNMENT SECURITIES INC.	US	1,500,000	1,487,572.35	3.31%
90331HJN4	U S BK NATL ASSN CIN OH MEDIUM TRANCHE	BARCLAYS CAPITAL INC.	US	1,200,000	1,186,614.24	2.64%
Totals For 2291233				**45,083,757**	**44,969,040.35**	**100.00%**
Report Total					**142,397,526.29**	

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Profit Sharing Committee of the Motorola, Inc. 401(k) Profit Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

MOTOROLA, INC. 401(k) PROFIT SHARING PLAN

Date: June 27, 2005

By: ______________________

Ron Miller
Corporate Vice President, Team Global Rewards and a member of the Profit Sharing Committee of the Motorola, Inc. 401(k) Profit Sharing Plan

KPMG

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Motorola, Inc.:

We consent to incorporation by reference in the Registration Statement No. 33-58714 on Form S-8 of Motorola, Inc. of our report dated June 27, 2005, with respect to the statements of net assets available for benefits of the Motorola, Inc. 401(k) Profit Sharing Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for each of the years in the two-year period ended December 31, 2004, and related supplemental schedule, which report appears in the December 31, 2004, annual report on Form 11-K of the Motorola, Inc. 401(k) Profit Sharing Plan.

KPMG LLP

Phoenix, Arizona
June 27, 2005